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                            November 16, 2021

       Kenneth A. Brause
       Chief Financial Officer
       Burford Capital Limited
       Oak House
       Hirzel Street
       St. Peter Port GY1 2NP
       Guernsey

                                                        Re: Burford Capital
Limited
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 24,
2021
                                                            Form 6-K Dated
September 9, 2021
                                                            Filed September 9,
2021
                                                            File No. 001-39511

       Dear Mr. Brause:

               We have reviewed your October 15, 2021 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 4, 2021 letter.

       Form 6-K Filed September 9, 2021

       Exhibit 99.1: Burford Capital Limited Half-Year Report for the period ended June 30, 2021
       Consolidated operating results
       Six months ended June 30, 2021, compared to six months ended June 30,
2020
       Operating Expenses, page 17

   1. We acknowledge your response to prior comment 1. Please address the following additional comments
related to your accounting prior to recording the additional $45
 Kenneth A. Brause
Burford Capital Limited
November 16, 2021
Page 2
         million accrual in the first half of 2021:
             Elaborate on how you were unable to estimate with sufficient certainty the compensation under your "carry plans" when you record your capital provision assets at fair value. In your response, specifically address the impact of the time value of money on your asset valuation and why apparently timing estimates for asset valuation could not be used in estimating long-term carry plan compensation.
             We note from your response that the carry plans should be assessed as a long-term employee benefit pursuant to paragraph 24 of IAS 19. As this paragraph requires other long-term employee benefit accounting, tell us how you considered the guidance in paragraphs 155 and 156 of IAS 19, which requires recognition and measurement of surplus or deficit in a plan (paragraphs 56 to 60) and recognition of service cost, net interest on the net defined benefit liability, and remeasurments of the net defined benefit liability.

        You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at
(202) 551-
3474 if you have any questions.



FirstName LastNameKenneth A. Brause                             Sincerely,
Comapany NameBurford Capital Limited
                                                                Division of
Corporation Finance
November 16, 2021 Page 2                                        Office of
Finance
FirstName LastName